Exhibit 12

Ratio of Earnings to Fixed Charges

In Thousands

	Three months ended September 30, 2009		Fiscal Year Ended
			2009	2008	2007	2006	2005
Earnings, calculated as follows:

Add the following:
(a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	1,770		(11,475)	(4,797)	(7,914)	(1,174)	6,245
(b) fixed charges:
(i) interest expensed and capitalized	8		107	36	24	15	—
(ii) amortized premiums, discounts and capitalized expenses related to indebtedness	—		—	—	—	—	—
(iii) an estimate of the interest within rental expense (estimated at 1/3 of rental expense)	279		1,276	1,156	1,116	837	920
(iv) preference security dividend requirements of consolidated subsidiaries	—		—	—	—	—	—

(c) amortization of capitalized interest	—		—	—	—	—	—
(d) distributed income of equity investees	—		—	—	—	—	—
(e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—	—	—	—	—

	2,057		(10,092)	(3,605)	(6,774)	(322)	7,165

From the total of the added items, subtract the following:
(a) interest capitalized,	—		—	—	—	—	—
(b) preference security dividend requirements of consolidated subsidiaries, and	—		—	—	—	—	—
(c) the minority interest in pre-tax income of subsidiaries that have not incurred ixed charges	—		—	—	—	—	—

	—		—	—	—	—	—

Earnings, as calculated	2,057		(10,092)	(3,605)	(6,774)	(322)	7,165

Fixed Charges (per above)	287		1,383	1,192	1,140	852	920

Ratio of Earnings to Fixed Charges	7.2	x	n/a	n/a	n/a	n/a	7.8	x

Dollar amount of Deficiency	n/a		11,475	4,797	7,914	1,174	n/a

Estimate of the interest within rental expense
Rental Expense	837		3,827	3,467	3,349	2,511	2,761
Estimate of Interest component of rental expense (%)	33.3%		33.3%	33.3%	33.3%	33.3%	33.3%
Estimate of the interest within rental expense	279		1,276	1,156	1,116	837	920